

White and Williams LLP

Allen C. Tucci

1650 Market Street | One Liberty Place, Suite 1800 | Philadelphia, PA 19103-7395
Direct 215.864.6352 | Fax 215.789.7622
tuccia@whiteandwilliams.com | whiteandwilliams.com

December 17, 2014

VIA FEDERAL EXPRESS

Filer Desk – Mail Stop 3040
U.S. Securities and Exchange Commission
100 F Street, N.E., Washington, DC 20549

Attention: Tom Kluck

Re:

> **Enviro-Serv, Inc.**
> **Amendment No. 4 to Registration Statement on Form 1-A**
> **Filed November 13, 2014**
> **File No. 024-10394**

Dear Mr. Kluck:

We sincerely appreciate the review you and your staff conducted of the above-referenced Form 1-A of Enviro-Serv, Inc., a Delaware corporation (the "Company"). On behalf of the Company we are responding to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated December 8, 2014 (the "Comment Letter"). In conjunction with these responses, the Company is filing its Amendment No. 5 to the Form 1-A (the "Amendment").

Enclosed for filing on behalf of the Company, please find an original and six copies of Amendment No. 5 to the Company's Form 1-A, which incorporate the comments and responses indicated below.

The Company's responses to the Staff's comments are indicated below, directly below a restatement of the comment in bold, italicized type. For ease of referenced, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

Delaware | Massachusetts | New Jersey | New York | Pennsylvania

14639486v.1

General

1.   ***Staff Comment:*** *We note your response to comment 2 of our letter dated October 2, 2014. Please advise us with a view towards disclosure of the status of the investment agreement between the company and Macallan Partners, LLC that was entered into on April 16, 2014.*

    Company Response: Because the Company's "equity line" arrangement provided for in prior filings does not meet SEC approval, the Investment Agreement with Macallan has been cancelled and no securities will be sold thereunder. As such, all references to securities being sold pursuant to the Investment Agreement with Macallan were removed from Amendment No. 4. Nonetheless, it is important for the Company to continue with its offering to attempt to directly raise capital to fund growth and strengthen its business. The Company has chosen to proceed without Macallan and seek qualification of the offering.

Part I – Notification

Item 5. Unregistered Securities Issued or Sold Within One Year

2.   ***Staff Comment:*** *Under Section (c), please discuss in greater detail how the company meets all of the conditions under Rule 504 of Regulation D for the listed transactions.*

    Company Response: Please refer to the revision on page 4-5 of this Amendment.

Risk Factors, page 13

3.   ***Staff Comment:*** *Please revise the Risk Factors section to include any risks to common stockholders in regards to the preferred stock such as dilution upon the conversion of the preferred stock.*

    Company Response: We have updated the risk factor relating to our common stock. Please refer to page 17 of this Amendment for the revision.

Dilution, page 18

4.   ***Staff Comment:*** *We note your response to comment 4 and request that you double-check all calculations in your dilution disclosure. As part of your response, please address (for scenario 3.4 million shares issued) your calculation of dilution per share to Investors of $0.00019 as it appear that the offering price of $0.00025 less net tangible book value per share after offering of $0.00003 yields a dilution per share to investors of $0.00022 and a dilution percentage to investors of 88%.*

    Company Response: Dilution disclosure has been updated. Please refer to page 18 of the Amendment.

-2-

Plan of Distribution, page 19

5. ***Staff Comment: We note your disclosure on the cover page that officers will rely on the safe harbor from broker-dealer registration set forth in Rule 3a4-1 of the Exchange Act. Please name the officers who will offer the securities and set forth the basis in which each will meet the safe harbor provisions set out in Rule 3a4-1 under the Exchange Act.***

    Company Response: Please refer to the update on the cover page of the offering circular (at page 6 of the Amendment).

Use of Proceeds, page 19

6. ***Staff Comment: We note that you have reserved $702,000 of the proceeds raised in the offering to "General Working Capital." We also note that you are raising $837,000 in total proceeds. Please disclose how the company expects to employ such funds not so allocated. Please see Instruction 1 to Item 5 of Model B of Form 1-A.***

    Company Response: We have updated the disclosure about allocation of use of proceeds on page 21 of this Amendment.

7. ***Staff Comment: Please revise this section to discuss in greater detail the order of priority of the proceeds if less than the maximum amount is raised.***

    Company Response: Please refer to the updates on page 21 of this Amendment.

Description of Business, page 21

8. ***Staff Comment: We note your disclosure on page 21 that, "This creates an opportunity for a publicly traded company such as Enviro-Serv." Please clarify the company's status as a publicly traded company.***

    Company Response: The language in the Amendment has been revised to state that Enviro-Serv Inc. is a company whose common stocks are quoted on the OTC Bulletin Board (OTCBB). Please refer to the revision on page 21 of the Amendment.

Remuneration of Directors and Officers, page 26

9. ***Staff Comment: Please revise to disclose the fiscal year in which the remuneration disclosed in the table was paid to Mr. Christoph Trina.***

    Company Response: The remuneration table has been update on page 26 of the Amendment.

Certain Relationships and Related Transactions, page 27

10. ***Staff Comment:*** *Please include the disclosure required by Item 11 of Model B or provide a cross reference to where this disclosure can found elsewhere in the offering statement.*

Company Response: Please refer to the newly included disclosure on page 27 of the Amendment.

If you have any questions about these responses or the filing, please do not hesitate to contact myself at tuccia@whiteandwilliams.com or (215) 864-6352 or Chris Trina at chirstrina@yahoo.com or (813) 277-4558.

Very truly yours,

WHITE AND WILLIAMS LLP



Allen C. Tucci